KONECRANES

FILE 82-4297

Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@konecranes.com

3 April, 2006

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Announcement published by the Company on 31 March, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon

Franciska Janzon
Investor Relations Manager

dlw 4/11

KCI KONECRANES PLC STOCK EXCHANGE ANNOUNCEMENT 31 March, 2006 3.30 p.m. 1(2)

FIDELITY INTERNATIONAL LIMITED'S HOLDING IN KCI KONECRANES PLC

This is a notice under the Securities Market Act. of Finland, Chapter 2. Section 10:

KCI Konecranes has been informed by a change in the holding of Fidelity International Limited and its direct and indirect subsidiaries of the paid up share capital of KCI Konecranes Plc.

On March 29, 2006 the holdings of Fidelity International Limited and its direct and indirect subsidiaries were in possession 2,955,900 KCI Konecranes shares. This holding represents 5.00 % of the share capital and voting rights of KCI Konecranes Plc.

Holdings were as follows:

Fund name	Shares	Proportion of share capital and voting rights %
VIP Cyclical Industries	19,100	0.03
Intl Small Cap Opportunities	686,200	1.16
Select Industrial Equip	56,750	0.10
FA Cyclical Industries Fund	61,400	0.10
Select Cyclical Industries	30,800	0.05
VIP III Mid Cap Portfolio	100	0.00
Fidelity Europe Fund - Canada	176,000	0.30
Dallas Police & Fire T50092	52,400	0.09
Brown & Williamson Sel Intl	23,700	0.04
State of Ct Ret Plan T50251	56,400	0.10
FID Select Intl Equity (T319)	477,200	0,81
Principal Partners Intl T50423	122,000	0,21
Illinois Surs-Sel Intl T50448	25,600	0.04
Select Int SM Cap Coll (T1056)	30,000	0.05
San Diego Retirement (T2193)	61,200	0.10
IBM Select Eafe Canada T2205	104,400	0.18
Ficl Sel Intl SM CP TR T55105	16,650	0.03
Ficl Sel Intl Eqty TR T55106	39,600	0.07
Caterpillar Inc T55207	117,600	0.20
Caterpillar Veba Sel Eur T55257	18,400	0.03
Oregon Invmt CL Sel Int T55271	199,200	0.34
World Bank Select Intl T55274	24,000	0.04
BP Master TR For Emp PP T55275	39,600	0.07
IBM Canada Select Intl T2286	47,200	0.08
CDP Quebec T55293	274,000	0.46
Minnesota SBI Sel Intl T55303	40,400	0.07
Shell Oil Select Intl T55322	32,000	0.05
Ficl Glbl Asset All EQ-Europe	24,000	0.04
IBM Netherlands-Select Europe	100,000	0.17
TOTAL	2,955,900	5.00

On the basis of a previous announcement, Fidelity Limited and its direct and indirect subsidiaries were in possession of 5.16 % of the share capital and the voting rights of KCI Konecranes Plc on March 2, 2006.

KCI Konecranes has only one class of shares and each share entitles to one vote.

KCI Konecranes is a world leading crane technology and service-company. Maintenance services are provided for cranes of every make. The product range includes light crane systems, heavy-duty cranes for process industries and shipyards, special harbour cranes for bulk materials and containers as well as reach stackers and lift trucks. In 2005, Group sales totalled EUR 971 million. The Group has 5,900 employees in 38 countries. KCI Konecranes is listed on the Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR-Manager,
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
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